Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

March 7, 2025

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11642
UBS AI Enablers and Adopters Portfolio, Series 1
(the “Trust”)
CIK No. 2024511 File No. 333-280555

Dear Mr. Cowan:

We received your comments regarding the Amended Registration Statement filed on February 4, 2025, for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes the name of the Trust has been revised to “UBS AI Enabler and Adopters Portfolio, Series 1” (previously the “UBS IB AI & Technology Opportunity Portfolio, Series 1”). The modifier “Enablers and Adopters” satisfies any issue the Staff originally had with the term “AI” in the Trust’s name. However, as the Staff previously noted, if UBS is not affiliated and First Trust is responsible for the final security selections, then just using UBS in the name may be misleading by conveying the idea that the Trust is sponsored or affiliated with UBS. The Staff notes, however, this concern is alleviated if the name is modified to also refer to First Trust (e.g., First Trust UBS AI Enablers and Adopters Portfolio, Series 1).

Response:The Trust has thoughtfully considered the Staff’s comment and respectfully declines to add “First Trust” to the name of the Trust. We believe the use of “UBS” in the name of the Trust is not misleading in conveying the Trust’s affiliation with UBS, as the Sponsor is creating the Trust for UBS, at UBS’s request, to exclusively sell to UBS customers. UBS will not be compensated for the use of its name by the Trust.

2.In the “Objective” section and elsewhere, please use “common stocks” or the defined term “Securities.”

Response:The disclosure has been revised in accordance with the Staff’s comment.

3.To help with the logical flow of the disclosure in the “Portfolio Selection Process” section, the Staff believes the current third paragraph (setting the initial universe) should come before the current second paragraph (defining AI Enablers and AI Adopters).

Response:In accordance with the Staff’s comment, the disclosure has been revised as follows:

“The initial universe of the list begins with common stocks listed on a U.S. stock exchange that have a market capitalization greater than $1 billion and an average daily trading volume of more than $2.5 million per day. In order for a common stock to be selected for the Team’s list of AI Enablers and/or Adopters, the common stock must be considered, at minimum, a “buy,” “hold,” or “bellwether” from either UBS Global Research or UBS Chief Investment Office’s Global Wealth Management. If the common stock is not rated by either of these two rating groups, the Team may look to a third-party research firm that UBS Sec LLC or UBS FSI (collectively, “UBS”) is approved to obtain ratings from. In order to be eligible for inclusion in its list of AI Enablers and/or Adopters, the Team must determine that artificial intelligence (“AI”) is among the most significant factors that may potentially drive a company’s stock price performance over the next twenty-four months. The Team bases this determination on factors including a company’s strategic focus on AI, including investments in AI research and development, the AI products and services offered by a company, the actual or projected impact of AI on a company’s financial performance, and investor sentiment, as demonstrated by analyst reports and media coverage.

The Team defines AI Enablers as companies responsible for creating the ecosystem by which AI technologies are advanced. These AI Enabler companies are found in, but not limited to, the Energy, Utility and Information Technology sectors and the Semiconductors and Software industries. The Team defines AI Adopters as companies that are utilizing and applying AI into their business practice, including companies creating or utilizing AI applications, platforms, and software tools that facilitate data management, process optimization, and task automation, and creating physical devices and technology products.”

4.The Staff notes the following disclosure in the last sentence of the current second paragraph of the “Portfolio Selection Process” section, “In order to be eligible for inclusion in its list of AI Enablers and/or Adopters, the Team must reasonably believe that AI is among the most significant factors that may potentially drive a company’s stock price performance over the next twenty-four months.”

(a)	Please move this sentence to follow as either the last sentence of the new second paragraph (the current third paragraph) or as a stand-alone paragraph.

(b)	In the Staff’s view, the eligibility criteria could be read as lacking any objective eligibility standards (in particular, “…must reasonably believe”). Please revise to reflect a more objective eligibility criteria. For example, consider rephrasing as follows: “In order to be eligible for inclusion in its list of AI Enablers and/or Adopters, AI must be viewed by the Team as a significant potential driver of a company’s stock price over the next 24 months.” Then add disclosure explaining how the Team determines whether AI is a significant potential driver of a company’s stock price over the next 24 months (e.g., “The Team bases this on…”).

Response:Please refer to the Trust’s responses below:

(a)	The disclosure has been revised in accordance with the Staff’s comment. Please refer to the Trust’s response to comment no. 3.

(b)	In accordance with the Staff’s comment, the disclosure has been revised as follows:

“In order to be eligible for inclusion in its list of AI Enablers and/or Adopters, the Team must determine that AI is among the most significant factors that may potentially drive a company’s stock price performance over the next twenty-four months. The Team bases this determination on factors including a company’s strategic focus on AI, including investments in AI research and development, the AI products and services offered by a company, the actual or projected impact of AI on a company’s financial performance, and investor sentiment, as demonstrated by analyst reports and media coverage.”

5.The Staff notes the following disclosure in the first sentence of the current second paragraph of the “Portfolio Selection Process” section, “AI Enablers are companies responsible for creating the ecosystem by which AI technologies are advanced.” Please revise the beginning of the above referenced disclosure to read, “The Team defines AI Enablers as companies…”. Likewise, please revise the beginning of the third sentence of the current second paragraph of the “Portfolio Selection Process” section to read, “The Team defines AI Adopters as companies…”.

Response:The disclosure has been revised in accordance with the Staff’s comment. Please refer to the Trust’s response to comment no. 3.

6.The Staff notes the disclosure in the first sentence of the current third paragraph of the “Portfolio Selection Process” section, “The initial universe begins with common stocks listed on a U.S. stock exchange that have a market capitalization greater than $1 billion and an average daily trading volume of more than $2.5 million per day.” Please revise the disclosure as follows, “The initial universe of the list begins with common stocks listed on a U.S. stock exchange…”.

Response:The disclosure has been revised in accordance with the Staff’s comment. Please refer to the Trust’s response to comment no. 3.

7.At the end of the last sentence of the current third paragraph of the “Portfolio Selection Process” section, please list the third-party research firms that UBS is approved to obtain ratings from.

Response:The Trust has thoughtfully considered the Staff’s comment and respectfully declines to list the third-party research firms that UBS is approved to obtain ratings from. The Trust submits that ratings information from the third-party research firms is only used if a common stock in the initial universe is not rated by either of UBS’ research departments, UBS Global Research or UBS Chief Investment Office’s Global Wealth Management. Furthermore, while the Trust may use third-party ratings to screen out ineligible investments, the UBS Global Markets America’s Knowledge Network Macro Thematic team (the “Team”) will primarily rely on its own methodology, research and analysis in selecting the final Trust portfolio. As such, the Trust believes that naming specific third-party research firms overemphasizes their importance in the Trust’s portfolio selection process. In addition, the third-party research firms that UBS is approved to obtain ratings from may change over time.

8.For clarity, please revise the first sentence of the current fourth paragraph of the “Portfolio Selection Process” section as follows (new language underlined for reference): “In determining whether a company is an AI Adopter and/or Enabler, the Team analyzed companies who met the initial criteria above to determine if a company is involved in creating, distributing and/or the consumption of AI products or the AI ecosystem, if a company’s revenue is derived from AI and if a company devotes resources to AI.”

Response:The disclosure has been revised in accordance with the Staff’s comment.

9.The Staff notes the disclosure in the second sentence of the current fourth paragraph of the “Portfolio Selection Process” section, “The Team utilized UBS research ratings, company reports and other publicly available information when performing such analyses.” Is the disclosure stating that UBS research ratings are a publicly available source? If not, please clarify this sentence.

Response:In accordance with the Staff’s comment, the above referenced disclosure has been revised as follows:

“The Team utilized UBS research ratings and publicly available information, including company reports, when performing such analyses.”

10.In the current sixth paragraph of the “Portfolio Selection Process” section, please specify how many securities are included in the final list, presumably as of the date the UIT deposits.

Response:The Trust respectfully declines to add the requested disclosure, as the Sponsor is unable to predict the number of common stocks that the Team may identify for inclusion in the final list of AI Enablers and/or Adopters for the current series or any future series of the Trust. However, the Trust notes that the final portfolio holdings will be listed in the Schedule of Investments. The Trust further refers the Staff to the “Securities Selection” risk which will identify the date of the Team’s list of AI Enablers and/or Adopters that the final portfolio is selected from.

11.The Staff notes the disclosure in the last two sentences of the current sixth paragraph of the “Portfolio Selection Process” section, “To ensure adequate liquidity, the Sponsor only selected those stocks from the Team’s list of AI Enablers and/or Adopters that have enough daily liquidity to adequately support the buying and selling of the anticipated number of shares on any given day to meet the Trust’s purchases and/or redemption requirements. The final Trust portfolio is approximately equally weighted.” As this is ultimately how the Sponsor selects the common stocks for the final portfolio, please clarify this point and break out into a separate paragraph (e.g., The final portfolio is selected by the Sponsor. To ensure adequate liquidity…). The Staff notes that everything else preceding this sentence describes how the list was put together.

Response:In accordance with the Staff’s comment, the above referenced disclosure has been removed from the current sixth paragraph. The following disclosure has been added as the new seventh paragraph:

“The final portfolio is selected by the Sponsor from the Team’s list of AI Enablers and/or Adopters and the common stocks are approximately equally weighted. To ensure adequate liquidity, the Sponsor only selects those common stocks from the Team’s list of AI Enablers and/or Adopters that have enough daily liquidity to adequately support the buying and selling of the anticipated number of shares on any given day to meet the Trust’s purchases and/or redemption requirements.”

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon